# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Amalgamated Financial Corp., CIK 0001823608
CUSIP: 022671101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 275 Seventh Ave., New York, New York (NY), 10001
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002008869

## Reporting persons
- Workers United: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); does not affirm membership in a group (box b); sole voting power 7,185,815.93; shared voting power 0; sole dispositive power 7,185,815.93; shared dispositive power 0; aggregate amount beneficially owned 7,185,815.93 (23.4% of the class)
- Chicago & Midwest Regional Joint Board, Workers United: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); sole voting power 479,567; shared voting power 0; sole dispositive power 479,567; shared dispositive power 0; aggregate amount beneficially owned 479,567 (1.6% of the class)
- Laundry, Distribution & Food Service Joint Board, Workers United: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); sole voting power 281,583.12; shared voting power 0; sole dispositive power 281,583.12; shared dispositive power 0; aggregate amount beneficially owned 281,583.12 (0.9% of the class)
- Local 50, Workers United: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 114,600; shared voting power 0; sole dispositive power 114,600; shared dispositive power 0; aggregate amount beneficially owned 114,600 (0.4% of the class)
- Mid-Atlantic Regional Joint Board, Workers United: type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); does not affirm membership in a group (box b); sole voting power 264,939.14; shared voting power 0; sole dispositive power 264,939.14; shared dispositive power 0; aggregate amount beneficially owned 264,939.14 (0.9% of the class)
- New York-New Jersey Regional Joint Board, Workers United: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 1,630,806.4; shared voting power 0; sole dispositive power 1,630,806.4; shared dispositive power 0; aggregate amount beneficially owned 1,630,806.4 (5.3% of the class)
- Pennsylvania Joint Board Workers United, SEIU: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); does not affirm membership in a group (box b); sole voting power 338,517.82; shared voting power 0; sole dispositive power 338,517.82; shared dispositive power 0; aggregate amount beneficially owned 338,517.82 (1.1% of the class)
- Philadelphia Joint Board, Workers United: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); does not affirm membership in a group (box b); sole voting power 423,022; shared voting power 0; sole dispositive power 423,022; shared dispositive power 0; aggregate amount beneficially owned 423,022 (1.4% of the class)
- Rochester Regional Joint Board Fund for the Future: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 132,580; shared voting power 0; sole dispositive power 132,580; shared dispositive power 0; aggregate amount beneficially owned 132,580 (0.4% of the class)
- Rochester Regional Joint Board, Workers United: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 319,132.96; shared voting power 0; sole dispositive power 319,132.96; shared dispositive power 0; aggregate amount beneficially owned 319,132.96 (1% of the class)
- Western States Regional Joint Board, Workers United: type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 119,380; shared voting power 0; sole dispositive power 119,380; shared dispositive power 0; aggregate amount beneficially owned 119,380 (0.4% of the class)
- Workers United Canada Council: type of reporting person: other (OO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 27,421.98; shared voting power 0; sole dispositive power 27,421.98; shared dispositive power 0; aggregate amount beneficially owned 27,421.98 (0.1% of the class)
- Workers United, Southern Regional Joint Board: type of reporting person: other (OO); citizenship or place of organization: Georgia (GA); does not affirm membership in a group (box b); sole voting power 149,794.78; shared voting power 0; sole dispositive power 149,794.78; shared dispositive power 0; aggregate amount beneficially owned 149,794.78 (0.5% of the class)
- Southwest Regional Joint Board: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 4,752.85; shared voting power 0; sole dispositive power 4,752.85; shared dispositive power 0; aggregate amount beneficially owned 4,752.85 (0% of the class)

## Item 1. Issuer
Name of issuer: Amalgamated Financial Corp.
Address of issuer's principal executive offices: 275 Seventh Ave., New York, NY 10001

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of each of the following Reporting Persons, with respect to the shares of common stock, par value $0.01 per share (the "Common Stock") of Amalgamated Financial Corp., a Delaware public benefit corporation (the "Company"):

Workers United
Chicago & Midwest Regional Joint Board, Workers United
Laundry, Distribution & Food Service Joint Board, Workers United
Local 50, Workers United
Mid-Atlantic Regional Joint Board, Workers United
New York-New Jersey Regional Joint Board, Workers United
Pennsylvania Joint Board, Workers United, SEIU
Philadelphia Joint Board, Workers United
Rochester Regional Joint Board Fund For The Future
Rochester Regional Joint Board, Workers United
Western States Regional Joint Board, Workers United
Workers United Canada Council
Workers United, Southern Regional Joint Board
Southwest Regional Joint Board

This filing constitutes Amendment No. 2 to the Schedule 13G filed by the undersigned on February 14, 2019 with the Federal Deposit Insurance Corporation (FDIC), as amended by Amendment No. 1 thereto filed by the undersigned with the Securities and Exchange Commission on February 6, 2024. However, this filing is being submitted as an initial Schedule 13G, rather than a Schedule 13G/A, in order to gain access to the EDGAR system under the structured data requirements applicable to Schedule 13G filings (effective December 18, 2024), which does not allow the undersigned to submit this filing as a Schedule 13G/A.
Address of principal business office or, if none, residence:
Workers United
22 South 22nd Street
Philadelphia, PA 19103

Chicago & Midwest Regional Joint Board, Workers United
333 S. Ashland Ave
Chicago, IL 60607

Laundry, Distribution & Food Service Joint Board, Workers United
701-703 McCarter Highway
Newark, NJ 07102

Local 50, Workers United
527 South Harbor Boulevard
Anaheim, CA 92805

Mid-Atlantic Regional Joint Board, Workers United
5735 Industry Lane, Bld. C, Suite 101
Frederick, MD 21704

New York-New Jersey Regional Joint Board, Workers United
305 7th Ave., 7th Floor
New York, NY 10001

Pennsylvania Joint Board, Workers United, SEIU
5050 West Tighman Street, Suite 450
Allentown, PA 18104

Philadelphia Joint Board, Workers United
22 South 22nd Street
Philadelphia, PA 19103

Rochester Regional Joint Board Fund For The Future
750 East Avenue
Rochester, NY 14607

Rochester Regional Joint Board, Workers United
750 East Avenue
Rochester, NY 14607

Western States Regional Joint Board, Workers United
920 S. Alvarado St.
Los Angeles, CA 90006

Workers United Canada Council
2800 Skymark Ave, Unit 10A
Mississauga, ON Canada, L4W 5A7

Workers United, Southern Regional Joint Board
1777 Phoenix Parkway
Atlanta, GA 30349

Southwest Regional Joint Board
3235 South Carrier Parkway
Grand Prairie, TX 75052
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 30,669,303 shares of Common Stock outstanding as of November 4, 2024, as reported in the Company's Quarterly Report for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 5, 2024.
Percent of class: 23.4
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Workers United: /s/ Edgar Romney, Edgar Romney, Secretary-Treasurer (02/12/2025)
- Chicago & Midwest Regional Joint Board, Workers United: /s/ Naomi K. Hanshew, Naomi K. Hanshew, Manager (02/12/2025)
- Laundry, Distribution & Food Service Joint Board, Workers United: /s/ Alberto Arroyo and Megan Chambers, Alberto Arroyo and Megan Chambers, Co-Managers (02/12/2025)
- Local 50, Workers United: /s/ Angel Esparza, Angel Esparza, President (02/12/2025)
- Mid-Atlantic Regional Joint Board, Workers United: /s/ Patrick Jones, Jr., Patrick Jones, Jr., IVP (02/12/2025)
- New York-New Jersey Regional Joint Board, Workers United: /s/ Julie Kelly, Julie Kelly, General Manager (02/12/2025)
- Pennsylvania Joint Board Workers United, SEIU: /s/ David Melman, David Melman, Manager (02/12/2025)
- Philadelphia Joint Board, Workers United: /s/ Lynne Fox, Lynne Fox, Manager (02/12/2025)
- Rochester Regional Joint Board Fund for the Future: /s/ Gary J. Bonadonna Jr., Gary J. Bonadonna Jr., Trustee (02/12/2025)
- Rochester Regional Joint Board, Workers United: /s/ Gary J. Bonadonna Jr., Gary J. Bonadonna Jr., Manager (02/12/2025)
- Western States Regional Joint Board, Workers United: /s/ Maria Rivera, Maria Rivera, Regional Manager (02/12/2025)
- Workers United Canada Council: /s/ Bhupinder Sanghera, Bhupinder Sanghera, Director - WUCC (02/12/2025)
- Workers United, Southern Regional Joint Board: /s/ Carl C. Baumann, Carl C. Baumann, Southern Regional Director (02/12/2025)
- Southwest Regional Joint Board: /s/ Billie Jean Hervey, Billie Jean Hervey, Regional Director (02/12/2025)